

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

August 6, 2007

Ms. Lisa Sharp
Chief Financial Officer
Sonic Technology Solutions, Inc.
Unit 7-8765 Ash Street
Vancouver, British Columbia, Canada V6P 6T3

  Re: **Sonic Technology Solutions, Inc.**
    Form 20-F for the Year Ended December 31, 2006
    File No. 000-50734

Dear Ms. Sharp:

  We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Year Ended December 31, 2006

Item 3. Key Information, page 4

1.   We note that throughout the filing that you restated certain fiscal years under Canadian
        GAAP and US GAAP related to your accounting for the determination of the fair value
        of common shares issued as consideration for business combination. In future filings,
        when you present similar restatements, clearly label the applicable columns and captions
        of your selected financial data as "restated" and include a footnote to the table that clearly
        describes the nature of the restatement or refers the reader to a section of the filing where
        that explanation is provided. This comment also relates to the summary of results of
        operations on pages 30 through 32.

Cash Generated by Financing Activities, page 37

2.   The disclosure that you issued the special warrants on November 9, 2006 does not appear
        to be consistent with statements on pages 14 and in Note 11 to the audited financial
        statements where you disclose a transaction date of December 13, 2006. Please tell us the
        correct date on which the transaction was consummated and revise future filings to
        eliminate any inconsistencies.

Item 15. Controls and Procedures, page 65

3.   We note your "Chief Executive Officer and Chief Executive Officer concluded that the
        [your] disclosure controls and procedures are effective in timely alerting management to
        material information required to be included in the [your] periodic filings with the SEC."
        The language that is currently included after the words " effective" in your disclosure
        appears to be superfluous, since the meaning of "disclosure controls and procedures" is
        established by Rule 13a-15(e) of the Exchange Act. In future filings, remove the
        additional language or revise the disclosure so that the language that appears after the
        word "effective" is substantially similar in all material respects to the language that
        appears in the entire two-sentence definition of "disclosure controls and procedures" set
        forth in Rule 13a-15(e).

Item 17. Financial Statements, page 67

Report of Independent Registered Public Accounting Firm – Staley, Okada & Partners

4.   We note that your independent auditors' report references a balance sheet as of December
        31, 2004 and the related consolidated statement of shareholders' deficiency, operations
        and cash flows for the period ended December 31, 2003 even though that information is
        not presented in the financial statements. In future filings, please have your auditor
        reissue its opinion to only opine on the periods presented in the financial statements.

Notes to Consolidated Financial Statements

Note 21. Difference Between United States and Canadian Generally Accepted Accounting Principles

5.   Provide us with a detailed comparison between your accounting for the convertible debenture under Canadian GAAP and how you would have accounted for the debt instruments under US GAAP, including your compliance with SFAS 133, EITF 00-19, EITF 98-5, EITF 00-27 and related literature. Show us how these differences resulted in the reconciling items presented in this note.

6.   We note the December 21, 2005, June 21, 2006 and March 23, 2007 transactions related to Terra-Kleen described in Note 9. As we note no Canadian GAAP to US GAAP reconciling adjustments related to the transactions, explain how your accounting under Canadian GAAP is consistent with US GAAP, including SFAS 141 and EITF 99-12.

-Prior Years Restatement

7.   Tell us why the restatement relating to the acquisitions of SESI and Contech resulted in an increase of $2,585,461 to the opening shareholders' equity as at January 1, 2005 under U.S. GAAP.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3671 if you have questions regarding these comments.

Sincerely,

Martin F. James
Senior Assistant Chief Accountant